SUPERSEDES PRIOR
SUPPLEMENTS


                                  ATEL 12, LLC

                        Supplement dated January 24, 2008
                   to the Prospectus dated September 26, 2007
                                 of ATEL 12, LLC
                                  (the "Fund")


                                TABLE OF CONTENTS

Status of the Offering........................................................ 1
Portfolio Acquisitions........................................................ 1
Who Should Invest............................................................. 2


The Fund's Prospectus is hereby supplemented as set forth herein. This supplement is a part of and must be accompanied by the Fund's Prospectus dated September 26, 2007. Terms not otherwise defined herein have the meaning as defined in the Prospectus.

Status of the Offering

As of January 24, 2008, the Fund had received and accepted subscriptions for 128,201 Units ($1,282,010). As a result, the escrow condition was satisfied and a request made to the escrow agent for release of these amounts to the Fund. As of such date, the Fund had committed all of such proceeds to portfolio acquisition costs, offering and organization expenses and capital reserves.

Portfolio Acquisitions

Set forth below is a summary of the portfolio acquisitions and transactions entered into or identified by the Fund as of the date of this supplement.

                             PORTFOLIO ACQUISITIONS

                       Investment      Commence        Acquisition    Credit
Lessee/Borrower           Type         Date(s)(1)      Price (2)      Quality (3)     Term (4)
-------------------    ------------    ------------    -----------    -----------     --------
Wal-Mart               Lease-          Feb. 1, 2008    $ 763,553          HQC            84
Transportation, LLC    Refrigerated
                       Trailers
                                                       -----------
        Total committed as of January 24, 2008:        $ 763,553
                                                       ===========

      NOTES
         (1) In many cases, a portfolio financing transaction is funded over a period of time according to the lessee's or borrower's requirements. Therefore, "Commence Date(s)" expressed as a range represents multiple lease and loan commencement dates occurring or anticipated under the same transaction line.

         (2) "Acquisition Price" includes either amounts committed to lessees or borrowers by the Fund, or actual transaction acquisition costs as of January 24, 2008. All figures are rounded to the nearest dollar. The Manager and its affiliates acquire transactions on behalf of the Fund and other affiliated investor programs. For any transactions which are not fully funded, the "Acquisition Price" reflects the amount of any transaction commitment allocated to the Fund. The amounts may change as a result of ongoing funding, allocation to other programs or other factors. To the extent that the transaction is not fully funded, the information in the table represents the Managing Member's best estimates as to the size, timing and terms of the transaction upon full funding, based on the outstanding commitment and the intended allocation to the Fund, its discussions with the lessee, the current and anticipated availability of Fund capital and other factors. There can be no assurance, however, that the portion of the transaction which has not been funded will be completed as described. Acquisition Price includes both the cash payment portion of the purchase cost plus any indebtedness incurred in connection with the acquisition. The Fund intends to acquire its initial investments primarily with cash, and to incur leverage later in its acquisition stage.

         (3) "Credit Quality" listed as "HQC" indicates that the lessee, borrower or a guarantor satisfies the criteria necessary to qualify the transaction as a "high quality corporate credit," as that term is defined for purposes of the Fund's investment policies on page 43 of the Prospectus under the caption "Description of Lessees and Borrowers." For lessees and borrowers that are not within that definition, the Credit Quality is listed as "GC," which indicates growth capital and other investments.

         (4) "Term" is expressed in terms of months, although actual lease and loan terms may be monthly, quarterly, semiannual or annual.


Who Should Invest

         Certain state securities commissioners have revised the suitability standards for their states from those set forth in the Prospectus under "Who Should Invest." The following states have imposed the conditions on investments in such jurisdictions set forth below:

         Alabama. Each investor must (i) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 in excess of his Original Invested Capital; or (ii) have a net worth (determined with the same exclusions) of at least $250,000. In addition, by executing the subscription agreement you represent that you have a liquid net worth which is at least ten times the amount invested in Units. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

         Massachusetts. Each investor must (i) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 in excess of his Original Invested Capital; or
(ii) have a net worth (determined with the same exclusions) of at least
$250,000.

         Minnesota. Each investor must (i) have an annual gross income of at least $100,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $100,000 in excess of his Original Invested Capital; or
(ii) have a net worth (determined with the same exclusions) of at least
$350,000.

         New Mexico. Each investor must (i) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 in excess of his Original Invested Capital; or
(ii) have a net worth (determined with the same exclusions) of at least
$250,000.

         The foregoing suitability standards supersede those set forth in the prospectus under "Who Should Invest."





























                                      -3-